Exhibit 4.17

CONSULTING AGREEMENT

This Consulting Agreement (this “Agreement”) is dated December 8, 2011, by and between Metalink Ltd., of Gealya 76885, Israel; Fax: +972-153-77-9945401 (Attention: The Board of Directors) (the “Company” or “Metalink”) and Tzvika Shukhman of 6 Magal Street, Savyon, Israel, Israel; Fax: 03-7360263 (Attention: Tzvika Shukhman) (the “Consultant”).

WHEREAS
Metalink is a public company engaged in (1) the marketing and sale of its legacy DSL products (the "DSL Business") and (2) exploring strategic alternatives as well as to other investments and opportunities, including a possible business combination or other strategic transaction with a domestic or foreign, private or public operating entity or a "going private" transaction;

WHEREAS
Concurrently with the execution of this Agreement, the parties have executed that certain termination agreement, whereby Consultant's employment with the Company shall terminate on the terms set forth therein (the "Termination Agreement"); and

WHEREAS	the Consultant preferred and the Company gave its consent that the services under this Agreement will be provided by the Consultant as an independent contractor;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein, the parties hereto agree as follows:

1.	Definitions and Interpretations

1.1	The captions hereof are for convenience only and shall not be used to interpret this Agreement.

1.2	The preamble hereof shall form an integral part hereof.

2.	Duties of the Consultant

The Consultant shall provide Metalink with consulting services as detailed in Appendix A of this Agreement (the “Consulting Services”). Consultant shall perform the Consulting Services in a diligent and professional manner and in compliance with all applicable laws, including the Company's policies and guidelines. For the avoidance of doubt, Consultant acknowledges and agrees that, by providing the Consulting Services, he shall be deemed as an "office holder" of the Company (as such term is defined in the Israeli Companies Law) and, as such, he shall be subject, among others, to all fiduciary duties of an office holder under the Israeli Companies Law. The Consultant shall perform the services from the Consultant's offices or outside the offices, at his discretion.

3.	Effectiveness; Term of Agreement

3.1
This Agreement and the Termination Agreement have been duly approved by the Audit Committee and Board of Directors of the Company. However, this Agreement and the Termination Agreement are subject to the approval of the Company's shareholders in the upcoming annual general meeting in accordance with the Companies Law (the "Shareholder Approval"). If the Shareholder Approval is not duly obtained for both the Agreement and the Termination Agreement by January 30, 2012; this Agreement (and, for the sake of clarity, the Termination Agreement) shall terminate, ab initio.

3.2
The Consultant shall provide Metalink with the Consulting Services commencing on January 1, 2012 (the "Effective Date") and shall continue until terminated in accordance with Section 3.3 below (the "Term").

3.3	This Agreement shall terminate:

3.3.1	ninety (90) calendar days following written notice of termination (for whatever reason) by either the Consultant or Metalink;

3.3.2	immediately upon a material breach of the Consultant’s confidential or non-competition obligations described herein or a material breach by the Consultant of its duty of loyalty to Metalink; or

3.3.3	If at any time, either party breaches any provision of this Agreement and such breach is not cured within thirty (30) calendar days following written notice of such breach.

3.4
During the applicable notice period and following termination, the Consultant shall cooperate with the Company to the extent reasonably necessary in connection with the post-termination operation of the Company, including the transition to a new CEO.

4.	Compensation; Expenses

4.1	Metalink shall pay the Consultant a consulting fee in consideration for the provision of the Consulting Services by the Consultant (the “Consulting Fee”), as follows:

4.1.1
During the Term, a monthly fee of US$8,333 + VAT, payable until the 30th business day following the end of each month of service; against receipt by the Company of an invoice from the Consultant. Notwithstanding the foregoing, if the parties agree by a written consent, to reduce the scope of the Consulting Services such that they shall not include the CEO Services (as defined in Appendix A) but only DSL consulting, then the Consultant shall not be entitled to any monthly fee.

4.1.2
For each fiscal quarter during the Term, a quarterly  bonus equal to 29% of the DSL Gross Profit (as defined below), if any + VAT (the "DSL Compensation") payable within 10 business days following the publication of the Company's unaudited consolidated financial statements for the applicable fiscal quarter (the "Financials"); all payments to be made against receipt by the Company of an invoice from the Consultant; it being understood that (i) no DSL Compensation shall be payable under this Agreement with respect to the 2011 fiscal year, and (ii) to the extent that the Term expires during any fiscal quarter, the Consultant shall receive a pro rata amount out of the DSL Compensation for that quarter, if any. If any invoice which the applicable Financials are based on is not paid by a customer by its due date (the “Unpaid Invoice”), then  the Company shall be entitled to deduct the respective portion of the DSL Compensation attributed to such Unpaid Invoice in the fiscal quarter immediately following the due date of such Unpaid Invoice; it being clarified that, if at any time, following such deduction (and, for the sake of clarity, also before such deduction), the Unpaid Invoice is paid, then an equitable adjustment shall be made in the DSL Compensation payable thereafter.. For purposes of this clause, the term "DSL Gross Profit" shall mean the gross profit, determined in accordance with US GAAP, solely of the DSL Business as reflected in the Financials (it being understood that the costs of the DSL Business shall include, but not be limited to, royalties paid or payable to the Chief Scientist with respect thereto and the Consulting Fee). In addition, the Consultant shall be entitled to fifty percent (50%) of the DSL Compensation for six (6) months following the termination of this Agreement by the Company pursuant to Section 3.3.1 above (it being clarified that termination date is 90 days after the termination notice), solely with respect to any invoice that was issued during the  said six (6) months period.

4.1.3
A one-time grant of options to purchase up to 100,000 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options will vest in 24 equal monthly installments after the Effective Date; (iii) the vesting of all options is fully accelerated in a Change of Control or if the Company terminates this Agreement for no Cause; and (iv) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan.

"Change of Control" shall mean (i) a merger or consolidation involving the Company after the completion of which the shareholders of the Company immediately prior to the completion of such merger or consolidation beneficially own outstanding voting securities representing less than fifty percent (50%) of the combined voting power of the surviving entity in such merger or consolidation or (ii) an acquisition by any person or entity or "group" of beneficial ownership of outstanding voting securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company.

“Cause” shall mean the occurrence of any one or more of the following: (i) Consultant’s commission of any crime involving fraud, dishonesty or moral turpitude as convicted by a court of competent jurisdiction (including a plea of guilty or no contest); (ii) Consultant’s attempted commission of or participation in a fraud against the Company; (iii) conduct by Consultant that constitutes gross misconduct or gross neglect of his duties to the Company; (iv) material breach of this Agreement; or (v) intentionally damaging or attempting to damage any material property of the Company; provided that in the event that actions or conduct described in clauses (iii) and (iv) above are capable of being cured, the Company shall provide notice to the Consultant describing the nature of such event and Consultant shall thereafter have thirty (30) days to cure such actions or conduct.

4.2	The Consultant will not be entitled for reimbursement of any expenses, unless such expenses have been previously approved by Metalink in writing.

4.3
All payments made hereunder are subject to withholding tax, if applicable, unless the Consultant shall present the Company with a valid certificate from the relevant tax authority for an exemption or reduced rate.

5.	Non-Competition; Noninterference

5.1
During the Term and for a period of (12) months thereafter, the Consultant will not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, employee or in any capacity whatsoever engage in, become financially interested in, be employed by or have any business connection with any other person, corporation, firm, partnership or other entity whatsoever which competes directly with the Company; provided, however, he may own, as a passive investor, securities of any publicly traded competitor corporation, so long as his direct holdings in any one such corporation shall not in the aggregate constitute more than one percent (1%) of the voting stock of such corporation.

5.2
During the Term and for a period of (12) months thereafter, the Consultant will not solicit or induce any employee and/or independent contractor and/or supplier and/or customer to terminate or breach an employment, contractual or other relationship with the Company.

6.	Confidential Information

6.1
The Consultant hereby undertakes and agrees that at no time shall it disclose or make accessible to any person or entity any information about, or pertaining to, Metalink, including, but not limited to, information concerning or relating to any products, services and technology, current, prospective and/or under development, promotion and marketing programs, lists, trade secrets, financial information and other confidential and proprietary business information of Metalink or any of its clients, partners, shareholders or suppliers (collectively, the “Confidential Information”), except to the extent required in order to provide the Consulting Services to Metalink. The Consultant shall not use or make use of the Confidential Information, directly or indirectly, for himself or others or for any purpose other than for the purposes described by Metalink; and shall not take any material or reproductions thereof from Metalink’s facilities at any time except as required in connection with the performance of his duties hereunder. The Consultant agrees to return all such material and reproductions (whether or not merged with other works) in his possession to Metalink promptly upon request and in any event immediately upon the existence of any intent, on behalf of any of the parties hereto, to terminate the relationship established hereunder or as a result of it, or upon the actual termination of this Agreement.

6.2
The Confidential Information is and shall always remain the exclusive property of Metalink and the Consultant hereby acknowledges the right, title and interest of Metalink in and to the Confidential Information. The Consultant will not, at any time, infringe, contest, dispute or question such right, title or interest nor aid others in doing so, directly or indirectly. The disclosure to the Consultant of the Confidential Information or its use by the Consultant or any party to which it such Confidential Information shall not be construed in any way as granting to the Consultant or such receiving party any right or license with respect to the Confidential Information other than the right to use the same strictly in accordance with the terms and conditions of this Agreement.

6.3	Immediately upon termination of this Agreement the Consultant shall return to Metalink all Company property in his possession.

6.4
The Consultant shall disclose in writing to Metalink immediately upon discovery, and hereby irrevocably assigns to Metalink all right, title and interest (including any right to royalties pursuant to applicable law, including the Patent Law) in and to, all inventions, discoveries, concepts, ideas, and other innovations of any kind relating to or concerning Metalink and/or its business and/or the Confidential Information that that is solely or jointly conceived, made, reduced to practice, or learned by the Consultant in the course and/or in connection with the Consulting Services provided to the Company.

7.	Representation, Warranties and Covenants; Independent Consultant Relationship

7.1
The Consultant hereby declares that it is aware that this Agreement is for providing Consulting Services to Metalink and shall in no way create an employer-employee relationship between Metalink and the Consultant. The Consultant further agrees and understands that this Agreement sets forth a complete description of all of the rights of the Consultant pertaining to the relationship between the Consultant and Metalink. In no event will the Consultant be entitled to any additional rights whatsoever.

7.2
The Consultant undertakes to pay any and all income taxes, national insurance, stamp tax, health tax or disability or similar items, and all other relevant taxes in connection with any payments made to the Consultant by Metalink for services rendered herein. Upon demand, the Consultant shall provide Metalink with written evidence confirming the payment of said taxes and shall indemnify and hold harmless the Company against and from any and all liability and losses (including expenses and reasonable attorney fees) for any such tax or interest or penalty thereon.

7.3
The Consultant hereby declares that in no event shall he or anyone acting on his behalf hold against Metalink, its assignees, agents, officers, directors, subsidiaries, shareholders and/or affiliates any claims, demands, causes of action, damages or losses incurred by Consultant deriving strictly from the performance of the Consulting Services.

7.4
Without derogating from the generality of the forgoing, it is hereby agreed that, other than the Consulting Fee, the Consultant will not be entitled to receive from Metalink severance pay and/or any other payment and/or any other consideration and/or social benefits as a result of or in connection with the relationship between Metalink and the Consultant or the termination thereof.

7.5
It is hereby clarified that the Consultant was and will be an employee of Metalink from 1.9.1992 until the Effective Date. It is hereby clarified and the Consultant hereby agrees that such period shall not be taken into account for any purpose whatsoever, and shall not grant the Consultant any right and/or entitlement under this Agreement.

7.6
If, for any reason, it would be determined by any competent authority, including a judicial authority, that the Consultant is considered an employee of Metalink and not a contractor, or is entitled to any payments and/or benefits as an employee, the following provisions shall apply:

7.6.1
All payments made to the Consultant by Metalink pursuant to this Agreement shall be retroactively reduced by a gross rate of 50% (such payments, after such deduction, the “Deducted Consideration”).  In such an event, the Consultant shall be deemed to have been entitled only to the Deducted Consideration for all services provided pursuant to this Agreement.

7.6.2
The Consultant will immediately return to Metalink all amounts which were paid to it in excess of the Deducted Consideration, adjusted to reflect any increase of the consumer price index rate between the date the Consultant received such payments and the date on which they were returned to Metalink plus interest at an annual rate of LIBOR + 4%. Without derogating from the generality of the foregoing, Metalink may be entitled to deduct and set off such amounts from and against any monies due to the Consultant from Metalink, pursuant to this Agreement or otherwise.

7.7
It is hereby clarified that the Consultant’s declarations and obligations pursuant to this Agreement are a fundamental condition to the terms of this Agreement, the Consulting Fee that the Consultant shall receive pursuant to this Agreement have taken into consideration the said declarations and obligations, and that the engagement as an independent contractor hereunder was made at Consultant's specific request.

7.8	Consultant shall bare all tax expenses for any benefit and/or payment made or paid by Metalink to Consultant.

8.	Miscellaneous

8.1
For the sake of clarity, in this Agreement, wherever there is a requirement of Metalink's consent or approval, the same shall mean the consent or approval of the board of directors of Metalink and, if deemed legally required, its audit committee as well.

8.2
This Agreement may not be assigned by the Consultant without the Company’s prior and written consent, and any such attempted assignment shall be void and of no effect. However, the Consultant shall be entitled to transfer and assign all (and not less than all) his rights and obligations under this Agreement to a company controlled by him; provided that (i) the Consultant shall perform all the Services personally, (ii) the Consultant shall remain liable to the Company severally and jointly with such transferee company, (iii) the Company shall not be required to bear any additional expenses or costs as a result of such assignment, and (iv) such transferee company and the Consultant shall have provided the Company with an executed copy of a written assignment and assumption agreement signed by Consultant and the transferee and reflecting clauses (i)-(iii) above.

8.3
This Agreement contains the entire agreement of the parties relating to the subject matter hereof. No amendment or modification of this Agreement shall be valid unless made in writing and signed by the parties hereto. Each party hereto acknowledges that no inducements or promises, oral or otherwise, have been made by any party or anyone acting on behalf of any party that is not embodied in this Agreement and that each party was advised by its own legal counsel with respect to negotiation and execution of this Agreement.

8.4
All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, to the addresses mentioned above or such other address with respect to a party as such party shall notify each other party. Any notice sent in accordance with this Section 8 shall be effective (i) if mailed, three (3) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and receipt of electronic confirmation of receipt or, if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt, provided that it should be followed by hardcopy there sent by first-class post.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement as of the day and year first hereinabove set forth.

/s/ Shay Evron	/s/ Tzvika Shukhman
Metalink Ltd.	The Consultant: Tzvika Shukhman
By: _____________________

Appendix A

1.
The Consultant shall serve as the CEO of Metalink and for such services he will devote a scope of approximately 100 hours per quarter (it being understood that (i) no additional fees will be due to Consultant for any excess hours unless previously approved in writing by the Company and (ii) without derogating from the requirement that the Consultant provide such CEO services in a diligent and professional manner, no deduction shall be made to the monthly fees if the Consultant provided less than 100 hours per quarter when the circumstances did not require devotion of the full 100 hours) and, in such capacity he shall be responsible for, and provide services as required by a CEO of a company and as directed by the Company’s board of directors, which services shall be provided solely by Tzvika Shukhman.  Without derogating from the foregoing, the Consultant shall provide Metalink with consulting services to seek and promote (i) M&A transaction, and/or (ii) investment in Metalink.

2.	In addition, the Consultant shall provide consulting services with respect to the DSL Business.